SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Osprey Energy Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

688397 108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 688397 108

1.	Names of reporting persons. Osprey Sponsor, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,875,000(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,875,000(1)
9.	Aggregate amount beneficially owned by each reporting person 6,875,000(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) See footnote (2) below.
11.	Percent of class represented by amount in Row (9) 20.0%
12.	Type of reporting person (see instructions) OO

(1)	See Item 4. These shares are the Issuer’s Class B common stock, which are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-219025). Osprey Sponsor, LLC is controlled by its manager, Jonathan Z. Cohen.

(2)	Excludes 7,500,000 shares which may be purchased by exercising warrants that are not presently exercisable.

CUSIP No. 688397 108

1.	Names of reporting persons. Jonathan Z. Cohen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 6,875,000(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 6,875,000(1)
9.	Aggregate amount beneficially owned by each reporting person 6,875,000(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) See footnote (2) below.
11.	Percent of class represented by amount in Row (9) 20.0%
12.	Type of reporting person (see instructions) IN

(1)	See Item 4. These shares are the Issuer’s Class B common stock, which are automatically convertible into shares of the Issuer’s Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-219025). Jonathan Z. Cohen is the sole manager of Osprey Sponsor, LLC.

(2)	Excludes 7,500,000 shares which may be purchased by exercising warrants that are not presently exercisable.

Item 1.

(a)	Name of Issuer

Osprey Energy Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

1845 Walnut Street, 10th Floor

Philadelphia, PA 19103

Item 2.

(a)	Name of Person Filing

(1) Jonathan Z. Cohen

(2) Osprey Sponsor, LLC (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence

The business address of each of the Reporting Persons is c/o Osprey Energy Acquisition Corp., 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103.

(c)	Citizenship

Mr. Cohen is a United States citizen. Osprey Sponsor, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number

688397 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8) ;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The beneficial ownership percentage for each Reporting Person is based on an aggregate of 27,500,000 shares of the Issuer’s Class A common stock and 6,875,000 shares of the Issuer’s Class B common stock outstanding as of November 13, 2017.

Osprey Sponsor, LLC is the direct beneficial owner of 6,875,000 shares of the Issuer’s Class B common stock, representing 20.0% of the total Class A and Class B common stock issued and outstanding. The Class B common stock is automatically convertible into the Issuer’s Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-219025). Osprey Sponsor, LLC is controlled by its manager, Jonathan Z. Cohen. Mr. Cohen disclaims beneficial ownership over any securities owned by Osprey Sponsor, LLC in which he does not have any pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2018

/s/ Jonathan Z. Cohen
Jonathan Z. Cohen

OSPREY SPONSOR, LLC

/s/ Jonathan Z. Cohen
Name: Jonathan Z. Cohen Title: Manager

EXHIBIT I

JOINT FILING AGREEMENT

 The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of February 14, 2018

/s/ Jonathan Z. Cohen
Jonathan Z. Cohen

OSPREY SPONSOR, LLC

/s/ Jonathan Z. Cohen
Name: Jonathan Z. Cohen Title: Manager